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October 20, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:          Liberty Interactive Corporation

Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-220270)

Dear Ms. Ransom,

We hereby electronically file on behalf of Liberty Interactive Corporation (“Liberty Interactive”), under the Securities Act of 1933, as amended, Amendment No. 1 to its Registration Statement on Form S-4 (the “Registration Statement”), originally filed on August 31, 2017. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Gregory B. Maffei, Chief Executive Officer of Liberty Interactive, dated September 28, 2017 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter. All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

* * * * *

General

1.                                      Comment:  Please provide us with your analysis of the application of Rule 13e-3, under the Securities Exchange Act of 1934, as amended, to the issuance of Liberty Interactive’s Series A QVC Group common stock.  In this regard, we note that Liberty Interactive indirectly currently owns approximately 38.2% of the outstanding shares of HSNi’s common stock and that Liberty’s Interactive QVCA common stock, which is a tracking stock, will be issued as consideration for the merger transaction.  Please refer to Question 112.01 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

Response:   We have filed a Schedule 13E-3 in response to the Staff’s comment.

2.                                      Comment:  We note that following the closing of the GCI transactions, you plan to revise your certificate of incorporation to eliminate the tracking-stock specific terms and provisions of the QVC Group common stock.  Please tell us whether you plan to retain the disparate voting rights associated with your QVCA and QVCB classes of common stock and disclose the approximate percentage of voting control that you expect John Malone to have over QVC Group if the GCI transactions are consummated.

Response: We have revised the disclosure on page 8 of the Registration Statement in response to the Staff’s comment.

Questions and Answers

Will the rights associated with my shares of HSNi common stock change as a result of the merger?, page 3

3.                                      Comment:  We note your disclosure here that “Liberty QVCA common stock is a tracking stock of Liberty Interactive” and your disclosure on page 8 that following the completion of the GCI transactions, QVC Group common stock will become an “asset-backed security.” We also note that Liberty Interactive plans to submit at its first annual meeting an amendment to its certificate of incorporation which would eliminate all of the tracking stock-specific terms and provisions of the QVC Group common stock.  Please advise us how HSNi shareholders will be informed that their shares will cease to be tracking stock if the first annual meeting is held prior to the completion of this merger.

Response: We have revised the disclosure on page 8 of the Registration Statement in response to the Staff’s comment.

Summary, page 16

4.                                      Comment:  Please provide additional detail about the value of the assets and liabilities that you currently contemplate will be reattributed to the QVC Group.  In doing so, please disclose the amount of Exchangeable Debentures currently outstanding, provide an estimate of the “certain” amount of cash that you estimate will be reattributed to the QVC Group, and provide additional disclosure about the value of the other assets and liabilities that will be reattributed.

Response: We have revised the disclosure on page 18 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 30

5.                                      Comment:  Please disclose the risks that shareholders could face as a result of the GCI transactions and how they will be notified of changes to that transaction.  In this regard, we note your disclosure on page 63 that “once the merger closes, HSNi will not have the right to consent to changes to the terms of the GCI transactions.”

Response: We have revised the disclosure on page 122 of the Registration Statement in response to the Staff’s comment.

6.                                      Comment:  Please add a risk factor discussing the risks associated with the fact that HSN shareholders will receive tracking stock in connection with the merger, including risks associated with the possibility that the economic interests in QVCA may change upon reallocation of assets and liabilities.

Response: We have revised the disclosure on page 119 of the Registration Statement in response to the Staff’s comment.

Information About the Merger

Background of the Merger, page 42

7.                                      Comment:  We note the disclosure on page 45 regarding Mr. Maffei’s belief that the Liberty’s QVCA common stock is undervalued by the market, in part because QVCA is a tracking stock.  Please disclose in this section and, if applicable, in the Reasons for the Merger section, how the boards of directors or special committee considered this perceived discount in arriving at the exchange ratio selected.

Response: We have revised the disclosure on pages 34 and 35 of the Registration Statement in response to the Staff’s comment.

8.                                      Comment:  Please provide us with copies of all materials prepared by Centerview Partners and Goldman Sachs and shared with the HSN board of directors, including board books.

Response: We respectfully note that the requested materials are filed as exhibits to the Schedule 13E-3 referred to in our response to Comment No. 1.

HSNi’s Purpose and Reasons for the Merger and other Proposals, page 59

9.                                      Comment:  Please discuss the consideration, if any, that the board gave to the nature and characteristics of the tracking stock portion of the merger consideration in comparison with the HSNi common stock, including the uncertain valuation and differences in voting rights.

Response: We have revised the disclosure on page 34 and page 42 of the Registration Statement in response to the Staff’s comment.

The Merger Agreement, page 99

10.                               Comment:  We note the limitation on reliance by shareholders on the penultimate sentence on the last paragraph on page 99.  Please revise this statement to avoid the implication that investors are not entitled to rely upon the disclosure contained in your prospectus.

Response: We have revised the disclosure on page 82 of the Registration Statement in response to the Staff’s comment.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:                                Lisa M. Kohl — Securities and Exchange Commission

Jennifer López — Securities and Exchange Commission

Gregory J. Henchel — HSN, Inc.

Richard N. Baer — Liberty Interactive Corporation

Greg B. Maffei — Liberty Interactive Corporation

Jonathan Gordon — Baker Botts L.L.P.

Beverly B. Reyes — Baker Botts L.L.P.

George R. Bason, Jr. — Davis Polk & Wardwell LLP

Marc O. Williams — Davis Polk & Wardwell LLP